

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2014

<u>Via E-Mail</u>
Mr. Adam Chibib
Chief Financial Officer
Multimedia Games Holding Company, Inc.
2016 Wild Basin Road South
Building B
Austin, Texas 78746

> **Re:** **Multimedia Games Holding Company, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 14, 2013**
> **File No. 000-28318**

Dear Mr. Chibib:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief